EXHIBIT 99.6
------------




(2002) Liangren (Guo) No.S0599          No.L0001






   National Institute for the Control of Pharmaceutical & Biological Products
   --------------------------------------------------------------------------




                                   TEST REPORT
                                   -----------


                                                           Report No.SH200301297






Name of test sample: SARS virus strain Sino1.



Sample supplier: Beijing Sinovac Biotech Co. Ltd.



Test purpose: Contract test.



Basis for test:

{{Main Technical Points for SARS Vaccine Inactivated Pre-Clinical Research}}

{{Regulations for Biological Products of China>>2000 Edition}}

             TEST REPORT FROM NATIONAL INSTITUTE FOR THE CONTROL OF
                     PHARMACEUTICAL AND BIOLOGICAL PRODUCTS
         [Seal for test reports of National Institute for the Control of
                     Pharmaceutical and Biological Products]

Report No. SH200301297                                                                  Page 1 of 1
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
Name of Test Sample     SARS virus strain Sino1     Test Sample Number            SHBE200300674

Sample Supplier         Beijing Sinovac Biotech     Sample Series/Type            /
                        Co. Ltd.

Sample Source           /                           Test Sample State             Liquid

Test Purpose            Contract test               Test Sample Quantity          20ml

Test Items              Complete test               Sample Reception Date         October 8, 2003

Basis for test          {{Main Technical Points for SARS Vaccine Inactivated Pre-Clinical Research}}
                        {{Regulations for Biological Products of China}} 2000 Edition
----------------------------------------------------------------------------------------------------
Test Item                                Standard Requirement             Test Result
---------                                --------------------             -----------

Virus titre (Cytopathy method)                                            7.0logCCID50/ml

Virus titre (Plaque titration method)                                     6.48logPFU/ml

Sterility test                           There should no growth of        Satisfies the requirement
                                         bacteria and fungi

Mycoplasma examination                   There should be no growth of     Satisfies the requirement
(Cultivation method)                     mycoplasmas

Exogenous factor examination

Blood absorption test                    No blood absorption              Satisfies the requirement

Non-blood absorption test                No cytopathy                     Satisfies the requirement

Exogenous factor examination on          All animals should be alive      Satisfies the requirement
animals                                  and healthy, chick embryo
                                         allantoic fluid agglutination
                                         test negative

                                         END






----------------------------------------------------------------------------------------------------
Test Conclusion         This sample was tested according to the {{Main Technical Points for SARS
                        Vaccine Inactivated Pre-Clinical Research}} and the {{Regulations for
                        Biological Products of China}} 2000 Edition and the results satisfy the requirements.

Technology Officer      [Signature]                 Date of Issue                 October 16, 2003
----------------------------------------------------------------------------------------------------

(2002) Liangren (Guo) No.S0599          No.L0001






   National Institute for the Control of Pharmaceutical & Biological Products
   --------------------------------------------------------------------------




                                   TEST REPORT
                                   -----------


                                                           Report No.SH200301298






Name of test sample: SARS virus strain Sino3.



Sample supplier: Beijing Sinovac Biotech Co. Ltd.



Purpose of certification: Contract test.



Basis for test:

{{Main Technical Points for SARS Vaccine Inactivated Pre-Clinical Research}}

{{Regulations for Biological Products of China}} 2000 Edition

             TEST REPORT FROM NATIONAL INSTITUTE FOR THE CONTROL OF
                     PHARMACEUTICAL AND BIOLOGICAL PRODUCTS
         [Seal for test reports of National Institute for the Control of
                     Pharmaceutical and Biological Products]

Report No. SH200301298                                                                  Page 1 of 1
----------------------------------------------------------------------------------------------------
Name of Test Sample     SARS virus strain Sino3     Test Sample Number            SHBE200300675

Sample Supplier         Beijing Sinovac Biotech     Sample Series/Type            /
                        Co. Ltd.

Sample Source           /                           Test Sample State             Liquid

Test Purpose            Contract test               Test Sample Quantity          20ml

Test Items              Complete test               Sample Reception Date         October 8, 2003

Basis for test          {{Main Technical Points for SARS Vaccine Inactivated Pre-Clinical Research}}
                        {{Regulations for Biological Products of China}} 2000 Edition
----------------------------------------------------------------------------------------------------
Test Item                                Standard Requirement             Test Result
---------                                --------------------             -----------

Virus titre (Plaque titration method)                                     6.95logPFU/ml

Sterility test                           There should be no growth of     Satisfies the requirement
                                         bacteria and fungi

Mycoplasma examination                   There should be no growth of     Satisfies the requirement
(Cultivation method)                     mycoplasmas

Exogenous factor examination

Blood absorption test                    No blood absorption              Satisfies the requirement

Non-blood absorption test                No cytopathy                     Satisfies the requirement

Exogenous factor examination on          All animals should be alive      Satisfies the requirement
animals                                  and healthy, chick embryo
                                         allantoic fluid agglutination
                                         test negative

                                         END






----------------------------------------------------------------------------------------------------
Test                    Conclusion This sample was tested according to the {{Main Technical Points for SARS Vaccine Inactivated Pre-Clinical Research}} and the {{Regulations
                        for Biological Products of China}} 2000 Edition and the results satisfy the requirements.

Technology Officer      [Signature]                 Date of Issue                 October 16, 2003
----------------------------------------------------------------------------------------------------

(2002) Liangren (Guo) No.S0599          No.L0001






   National Institute for the Control of Pharmaceutical & Biological Products
   --------------------------------------------------------------------------




                                   TEST REPORT
                                   -----------


                                                           Report No.SZ200303628






Name of test sample: SARS Vaccine Inactivated.



Sample supplier: Beijing Sinovac Biotech Co. Ltd.



Purpose of certification: Registration testing. (Application for new drug clinical research)



Basis for test: Regulations for Business Declaration.



[Seal for Test Reports of National Institute for the Control of Pharmaceutical &
--------------------------------------------------------------------------------
Biological Products]
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






             TEST REPORT FROM NATIONAL INSTITUTE FOR THE CONTROL OF
                     PHARMACEUTICAL AND BIOLOGICAL PRODUCTS
         [Seal for test reports of National Institute for the Control of
                     Pharmaceutical and Biological Products]

Report No. SZ200303628                                                                        Page 1 of 2
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
Name of Test Sample     SARS Vaccine                Test Sample Number            SZBE200305345
                        Inactivated

Manufacturer            Beijing Sinovac Biotech     Lot Number                    20030904
                        Co. Ltd.

Sample Supplier         Beijing Sinovac Biotech     Specification                 1.0ml/vial
                        Co. Ltd.

Test Purpose            Registration test (New      Dosage Form                   Liquid (water
                        drug application for                                      injection)
                        clinical research)

Test Items              Complete test               Packaging Specification       /

Sample Reception Date   Oct. 20, 2003               Expiry Date                   August 2004

Test Quantity           55 vials                    Signed and Sealed Quantity    /

Basis for test          Regulations for Business Declaration
----------------------------------------------------------------------------------------------------------
Test Item                                Standard Requirement             Test Result
---------                                --------------------             -----------

Stock solution assay
   Protein content assay                 <=50ug/ml                        5ug/ml
   Vero cell residual NDA content        <=10ng/dosage                    <10ng/dosage
    assay
   Residual bovine serum protein
    content assay                        <=50ng/dosage                    <6ng/dosage
   Inactivation test
                                         Three generations of [one        Satisfies the requirement
                                         character illegible] passage;
                                         fluorescence detection for
                                         each generation is negative
Finished product assay
   Identification test
   Appearance                            Same effectiveness test          Same effectiveness test
                                         No colour or light cream white   Satisfies the requirement
                                         liquid with no foreign object

   pH value                              6.5~8.0                          7.3

   Examination of toxin within           less than 100EU/ml               =>6<13EU/ml
    bacteria

   Sterility test                        There should be no growth of     Satisfies the requirement
                                         bacteria or fungi

   Effectiveness test (Immune mouse      To be determined                 Sino1 Strain - 1:275.9
   method)                                                                (Original time vaccine);
                                                                          1:240.0 (1:4 times vaccine);
                                                                          1:105.4 (1:16 times vaccine);
                                                                          1:45.4 (1:64 times vaccine)
                                                                          GZ01 Strain -  =>1:495.2
                                                                          (Original time vaccine);
                                                                          =>1:519.9 (1:4 times vaccine);
                                                                          1:450.1 (1:16 times vaccine);
                                                                          1:192.0 (1:64 times vaccine

                                                                          To be continued on the next page
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                                        No.L0001






   National Institute for the Control of Pharmaceutical & Biological Products
   --------------------------------------------------------------------------




                                   TEST REPORT
                                   -----------


                                                           Report No.SH200301357






Name of test sample: Vero Cell (Generation 143)



Sample supplier: Beijing Sinovac Biotech Co. Ltd.



Purpose of certification: Contract test.



Basis for test: {{Regulations for Biological Products of China}} 2000 Edition



[Seal for Test Reports of National Institute for the Control of Pharmaceutical &
--------------------------------------------------------------------------------
Biological Products]
--------------------



             TEST REPORT FROM NATIONAL INSTITUTE FOR THE CONTROL OF
                     PHARMACEUTICAL AND BIOLOGICAL PRODUCTS
         [Seal for test reports of National Institute for the Control of
                     Pharmaceutical and Biological Products]

Report No. SH200301357                                                                   Page 1 of 1
----------------------------------------------------------------------------------------------------
Name of Test Sample     Vero Cell (Gen. 143)        Test Sample Number            SHBB200300556

Sample Supplier         Beijing Sinovac Biotech     Sample Series/Type            /
                        Co. Ltd.

Sample Source           Beijing Sinovac Biotech     Test Sample State             /
                        Co. Ltd.

Test Purpose            Contract test               Test Sample Quantity          5 bottles

Test Items              Complete test               Sample Reception Date         August 26, 2003

Basis for test          {{Regulations for Biological Products of China}} 2000 Edition
----------------------------------------------------------------------------------------------------
Test Item                                Standard Requirement             Test Result
---------                                --------------------             -----------

Sterility test                           No growth of bacteria            Satisfies the requirement

Mycoplasma examination
   Cultivation method                    Negative                         Satisfies the requirement
   DNA staining method                   Negative                         Satisfies the requirement

Cell culture direct observation          Normomorph                       Satisfies the requirement

Examination of passage culture of
different cells
   Monkey originated Vero cells          Normomorph                       Satisfies the requirement
   Human originated 2B2 cells            Normomorph                       Satisfies the requirement
   Same type of cells in                 Normomorph                       Satisfies the requirement
    different batches

Red cell absorption test                 Negative                         Satisfies the requirement

Animal and chick embryo
examination (survival rate %)
   Suckling mouse                        Suckling mouse =>80%             Suckling mouse 90%
   Adult mouse                           Adult mouse =>80%                Adult mouse 100%
   Guinea pig                            Guinea pig =>80%                 Guinea pig 100%
   Rabbit                                Rabbit  =>80%                    Rabbit 100%
   Chick embryo                          Chick embryo =>80%               Chick embryo 100%

Chick embryo allantoic fluid red cell    Negative                         Satisfies the requirement
agglutination test

Oncogenic test                           No growth of tumour              Satisfies the requirement

Identification test
   Isozyme                               Monkey originated                Satisfies the requirement

Reverse transcription virus              Negative                         Satisfies the requirement
examination
----------------------------------------------------------------------------------------------------
Test Conclusion         This sample was tested according to the {{Regulations for Biological
                        Products of China}} 2000 Edition and the results satisfy the requirements.

Technology Officer      [Signature]                 Date of Issue                 November 13, 2003
----------------------------------------------------------------------------------------------------

(2002) Liangren (Guo) No.S0599          No.L0001






   National Institute for the Control of Pharmaceutical & Biological Products
   --------------------------------------------------------------------------




                                   TEST REPORT
                                   -----------


                                                           Report No.SH200301352






Name of test sample: Vero Cell (Generation 160)



Sample supplier: Beijing Sinovac Biotech Co. Ltd.



Purpose of certification: Contract test.



Basis for test: {{Regulations for Biological Products of China}} 2000 Edition



[Seal for Test Reports of National Institute for the Control of Pharmaceutical &
--------------------------------------------------------------------------------
Biological Products]
--------------------

             TEST REPORT FROM NATIONAL INSTITUTE FOR THE CONTROL OF
                     PHARMACEUTICAL AND BIOLOGICAL PRODUCTS
         [Seal for test reports of National Institute for the Control of
                     Pharmaceutical and Biological Products]

Report No. SH200301352                                                                  Page 1 of 1
----------------------------------------------------------------------------------------------------
Name of Test Sample     Vero Cell (Gen. 160)        Test Sample Number            SHBB200300626

Sample Supplier         Beijing Sinovac Biotech     Sample Series/Type            /
                        Co. Ltd.

Sample Source           Beijing Sinovac Biotech     Test Sample State             /
                        Co. Ltd

Test Purpose            Contract test               Test Sample Quantity          4 bottles

Test Items              Partial test                Sample Reception Date         September 16, 2003

Basis for test          {{Regulations for Biological Products of China}} 2000 Edition

----------------------------------------------------------------------------------------------------
Test Item                                Standard Requirement             Test Result
---------                                --------------------             -----------

Oncogenic test                           No growth of tumour              Satisfies the requirement



                                         END






















----------------------------------------------------------------------------------------------------
Test Conclusion         This sample was tested according to the {{Regulations for Biological
                        Products of China}} 2000 Edition and the results satisfy the requirements.

Technology Officer      [Signature]                 Date of Issue                 November 12, 2003
----------------------------------------------------------------------------------------------------